Exhibit 1

Abtech Holdings Strengthens Balance Sheet and Completes $3.7 Million Equity

Funding to Pay Down Debt

Appoints Veteran Oil & Gas and Water Investment Expert to Its Strategic Advisory Board

Scottsdale, AZ - September 13, 2012 - Abtech Holdings, Inc. (ABHD) ("AbTech"), a developer and manufacturer of patented innovative environmental technologies addressing issues of water pollution and contamination, announced today that it has completed a $3.73 million private placement with the sale of approximately 4.84 million shares of its restricted common stock priced at $0.77 per share to accredited investors, including participation by a member of its board of directors. The investors also received five-year warrants that are exercisable into a total of 484,083 shares (10% warrant coverage) of the Company’s common stock at $0.90 per share. Axiom Capital Management, Inc. acted as the placement agent for the transaction. The Company plans to use the proceeds from the private placement to repay any of its outstanding convertible debt that does not convert into shares of common stock.

In addition, AbTech also announced today the appointment of William S. Brennan, a 20-year Wall Street veteran with a focus on water strategies investment, to its Strategic Advisory Board, joining Robert F. Kennedy Jr., Congressman James Saxton and, former Pennsylvania Governor Edward G. Rendell.  Mr. Brennan’s career spans 27 years and, since 2000, has focused on overseeing several funds specifically targeting investments in water-related companies. Mr. Brennan’s water expertise has particular focus on new water technologies, the water/energy nexus and water activity related to shale gas extraction. He is active in regulatory, environmental and technology issues with an emphasis on frac water transportation, disposal and treatment technologies for flowback and produced water, especially in the Marcellus Shale region.

Mr. Brennan currently serves as portfolio manager and principal for Summit Global Partners, a Registered Investment Advisor that manages the oldest water investment platform globally. He is also an adjunct professor at Villanova University College of Commerce and Finance graduate program and at Cabrini College.  Mr. Brennan previously was president and managing director of Brennan Investment Partners, LLC, a water and infrastructure investment firm where he managed the Kinetic Water Infrastructure Fund (KWINX) from inception until June 2012 when he re-joined Summit.  During his tenure as the sole portfolio manager, the Kinetics fund achieved Morningstar’s highest rating of five stars. Mr Brennan began his investment career at Pacific Growth Equities (now Wedbush) where he managed the environmental services practice and was named as one of Wall Street’s Top analysts in 2000 by the Wall Street Journal.

Mr. Brennan received a Bachelor of Science in Mechanical Engineering and Biology from Lehigh University, a Master’s of Science in Biomedical/Mechanical Engineering from Colorado State University and an MBA from Villanova University.  He holds both Series 63 and 65 securities licenses. Mr. Brennan serves on the advisory boards of The Water Initiative (New York), the School of Engineering at Colorado State University and Jabil Circuits (cleantech/water advisory board), and is on the Board of Directors of Bringing Hope Home (non-profit cancer charity).

Commenting on Mr. Brennan’s appointment, Glenn Rink, Abtech’s president and CEO, said, “Bill has dedicated his career to the water industry, in varying capacities.  His insight and relationships in the industry will prove a great asset to AbTech as we expand and develop applications to serve all facets of the environmental and water industry, both here and overseas.

His engineering, environmental and investment background will contribute a different thought discipline to our diversified advisory board.  We look forward to his contribution to AbTech’s strategic development as we enter our revenue growth phase.”

Mr. Brennan said “I am honored to join the advisory board and look forward to helping Abtech achieve its long term goals. Abtech’s proprietary polymer technology is uniquely positioned to address not only contamination issues faced by the municipal market but also other industrial markets, particularly the oil and gas industry which is heavily dependent on the availability and disposition of water in a form that can be used and reused during the upstream, midstream and downstream cycles of the supply chain.”

AbTech Investor Contact:

Yvonne L. Zappulla

Managing Director

Grannus Financial Advisors, Inc.

212-681-4108

Yvonne@grannusfinancial.com

ABOUT ABTECH HOLDINGS, INC. (OTCBB: ABHD) AND ABTECH INDUSTRIES, INC.

AbTech Industries, Inc. (a subsidiary of AbTech Holdings Inc.) is a full-service environmental technologies and engineering firm dedicated to providing innovative solutions to communities, industry and governments addressing issues of water pollution and contamination. Its products are based on polymer technologies capable of removing hydrocarbons, sediment and other foreign elements in stormwater runoff (ponds, lakes and marinas), flowing water (curbside drains, pipe outflows, rivers and oceans), and industrial process and wastewater. AbTech's offerings include the ground-breaking new antimicrobial technology called Smart Sponge® Plus. This technology is effective in reducing coliform bacteria found in stormwater, industrial wastewater, and municipal wastewater. Smart Sponge® Plus is registered with the Environmental Protection Agency (Registration #86256-1). AbTech's teams of water treatment technology experts, civil and environmental engineers, and field operations specialists develop solutions to improve the quality of our limited water resources. AEWS Engineering (a subsidiary of AbTech Holdings, Inc.), is an independent civil engineering and environmental engineering firm partnered with top research and engineering universities. By focusing on bringing new engineering and technology innovation to the water infrastructure sector, AEWS is positioned to be at the forefront of stormwater Best Management Practices development and to deliver the latest in design excellence to its customers. For more information please visit www.abtechindustries.com. More information on AEWS Engineering can be found at www.aewsengineering.com.

This news release contains "forward-looking statements" which are not purely historical and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among other things, the development, costs and results of new business opportunities. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, the inherent uncertainties associated with new projects. These forward-looking statements are made as of the date of this news release, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although we believe that any beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that any such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in our annual report on Form 10-K for the most recent fiscal year, our quarterly reports on Form 10-Q and other periodic reports filed from time-to-time with the Securities and Exchange Commission.

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